

Bob Evans FARMS®

2005 ANNUAL REPORT

Bob Evans Every Day



Bob Evans Every Day

THERE ARE CERTAIN THINGS YOU CAN COUNT ON – EVERY DAY – FROM BOB EVANS...THAT YOU'LL FIND THE PERFECT PLACE TO SPEND MEALTIME WITH YOUR FAMILY...THAT YOU'LL BE ABLE TO PUT A QUICK, WHOLESOME MEAL ON THE TABLE NO MATTER HOW HECTIC YOUR SCHEDULE...AND THAT YOU'LL HAVE A FUN, FRIENDLY DESTINATION WHEN YOU'RE LOOKING FOR SOMETHING A LITTLE MORE DISTINCTIVE.

FROM OUR RESTAURANTS TO THE GROCERY TO YOUR HOME, BOB EVANS CONSISTENTLY DELIVERS FARM-FRESH, HOMESTYLE FOOD THAT TASTES GREAT. WHATEVER EACH DAY MAY BRING YOUR WAY, BOB EVANS IS THERE WITH REAL FOOD FOR LIFE'S REAL MOMENTS.



To My Fellow Stockholders:



ULTIMATE CREPE COMBO
FEATURING STRAWBERRY
AND BANANA CREPES

Believing in our brand, understanding our customers and executing a plan that will deliver positive results are the top priorities at Bob Evans Farms, Inc. after a very challenging fiscal 2005 for our company. Same-store sales at Bob Evans Restaurants declined, and increased costs squeezed operating margins in both our restaurant and food products segments. Our bottom-line performance was clearly disappointing – diluted earnings per share of $1.04, compared with $2.03 in fiscal 2004.

Yet, there were a number of positive developments during the year. We successfully completed the acquisition of Mimi's Café, a casual, "upscale family" dining concept that complements our existing restaurant operations and provides us with a new growth vehicle. Our food products segment again achieved solid increases in sales and market share and further broadened its product offerings. Even at Bob Evans Restaurants, as we work our way through the current difficulties and make needed adjustments, we believe the brand ultimately is being strengthened by the process.

Regardless of whether our Bob Evans Restaurant performance is down because of the concentration of our restaurants in Ohio, Indiana and Michigan, where the economic recovery remains lackluster; the demographics of our customer base; high gas prices; or simply not meeting our customers' expectations, we need to work toward ways to fix the problem. I am fully confident that we are.



WE'RE PROUD OF OUR ABILITY TO OFFER CUSTOMERS FARM-FRESH FOOD AT A GREAT PRICE, AND WHILE WE ALWAYS BRING A GOOD DEAL TO THE TABLE, OUR DEFINITION OF VALUE GOES BEYOND THAT. WE KNOW IT'S ALSO ABOUT THE VALUES WE ALL SHARE AND THE WORTH PLACED ON SPECIAL TIMES WITH SPECIAL PEOPLE.

Value Every Day







In Bob Evans Restaurants, our goal is to deliver improved quality, service and value to our customers. While we have already implemented several initiatives to enhance customers' dining experiences, we have a lot of work ahead of us.

The product focus in our restaurants is two-fold. First and foremost, we plan to reinforce and recapture our "Best Breakfast in Town" status. Recent introductions of stuffed french toast and crepes offered exciting breakfast news. In the fall, our concentration will be on breakfast with a highlight on our improved three-egg omelettes to help ensure that Bob Evans is #1 in the mornings.

Our second focus is slow-roasted menu items. During fiscal 2005, we introduced high-quality, Slow Roasted Turkey Breast, which required an investment in new equipment, as well as additional training, but has proven very popular with our customers. We expect to further leverage this new capability in fiscal 2006 with the addition of other slow-roasted items, which will also inspire an improved line of sandwiches at lunch and additional breakfast products.

Initiatives aimed at ensuring full food portions and improved customer service are paying off with steadily rising satisfaction scores. Conversely, most of the discounting initiatives from fiscal 2005 will not be repeated due to their inability to drive sustained positive customer counts.


Bob Evans
SAVORY SAGE SAUSAGE
Bob Evans
ITALIAN SAUSAGE
Bob Evans
Bob Evans
ORIGINAL RECIPE
RECIPE SAUSAGE


Bob Evans
Original
MASHED POTATOES



In our food products segment, pounds sold from comparable Bob Evans and Owens Country Sausage products – principally sausage and refrigerated potatoes – increased 5.4 percent for the year. Much of the volume growth is being fueled by our newer refrigerated side dishes, as we sustained the solid momentum in our potato products business. We added two new varieties of mashed potatoes (Texas and cheddar cheese), as well as a new refrigerated macaroni and cheese product. Also during the year, we successfully tested and rolled out three refrigerated, slow-roasted Bob Evans dinner entrees – pot roast, pork roast and turkey breast. All of these prepared products are high-quality, convenience items that fit naturally with our homestyle positioning and leverage the market presence of the Bob Evans and Owens brands, including our restaurants. We plan to extend these product lines further in the years ahead given the importance of convenience and quality in our customers' lives.

During fiscal 2006, we are optimistic that hog prices may moderate after two full years of substantial cost increases. Average hog costs for fiscal 2005 were up 33 percent, on top of a 43 percent increase in fiscal 2004. As a result, although the segment's sales were 8 percent higher, operating income was down 47 percent.

Bob Evans.

WITH PEOPLE RACING IN EVERY DIRECTION FROM MORNING 'TIL NIGHT AND EVERY MOMENT IN BETWEEN, IT'S AMAZING THERE'S TIME TO EAT ANYTHING AT ALL! DELICIOUS, HOMESTYLE BOB EVANS PRODUCTS MAKE IT SIMPLE TO TAKE A MUCH-NEEDED DAILY TIMEOUT AND ENJOY THE RIDE WITH A HOST OF EASY MEALS FOR NOT-SO-EASY LIVES.

Convenience Every Day

Mimi's Cafe

AN ECLECTIC MENU AND RELAXED AMBIANCE MAKE MIMI'S CAFÉ THE PERFECT VENUE WHEN SOMETHING SPECIAL IS IN ORDER. WHETHER IT'S BREAKFAST, LUNCH OR DINNER, MIMI'S SERVES COMFORT FOOD WITH FLAIR. WHAT'S MORE COMFORTING THAN SHARING COMMON GROUND AT AN UNCOMMON DESTINATION?

Luxury Every Day











We remain very excited about Mimi's Café and its growth prospects. The acquisition was completed in July 2004. While Mimi's will continue to operate independently through its headquarters in California, we have taken advantage of improved purchasing contracts and product development idea sharing for our two restaurant concepts.

With an average guest check just under $10 per person and average unit sales of nearly $3.5 million, Mimi's operates in a more upscale niche than Bob Evans Restaurants. There are a number of similarities, however, including operations during all three day parts and a strong emphasis on American comfort foods. Many menu items are freshly prepared on the premises, and the food quality is exceptional. Mimi's Cafés are located mostly in the West and Southwest, but newer units in markets east of the Mississippi have met or exceeded our expectations, which is good news in regards to our ability to expand Mimi's nationwide and make it a true growth vehicle for our company.

With more work ahead of us to improve performance at Bob Evans Restaurants, we are slowing Bob Evans' expansion pace, at least temporarily. In fiscal 2005, we opened 37 new Bob Evans units, but plan to open about 20 new restaurants in fiscal 2006. To help improve the performance of existing units, we will step up our reinvestment programs. We plan to remodel approximately 50 Bob Evans Restaurants and rebuild another 14 in fiscal 2006, compared with 51 and 10, respectively, in fiscal 2005.



THE BOB EVANS BRAND REMAINS A VALUABLE ASSET, WITH AN ENVIABLE REPUTATION IN THE MARKETPLACE AND SIGNIFICANT OPPORTUNITIES FOR FURTHER GROWTH.

In addition, we will accelerate expansion of the Mimi's Café concept. Mimi's added 11 new restaurants during the year for a total at year-end of 92 units. In fiscal 2006, Mimi's is targeted to open 15 new restaurants.

Whether it is new programs, new restaurants or flawless daily execution, it is our team of more than 50,000 employees that have built the Bob Evans Farms brands. Through our Bob Evans Special Touch (BEST) initiative, employees strive to go above and beyond the expectations of our customers and their co-workers every day. With that kind of commitment and attitude, we are poised to successfully meet the challenges facing us.



Finally, let me remind you that the company's financial condition remains strong. Total debt on the balance sheet at year-end was $257.3 million, compared with $652.8 million in stockholders' equity. Most of the debt relates to the Mimi's acquisition, which we financed primarily through the issuance of $190 million in senior unsecured notes. The notes bear interest at attractive fixed rates – a weighted average of 4.9 percent. We continue to own most of the land and buildings underlying our Bob Evans Restaurants, which are carried at historical cost on the balance sheet. In addition, the company's cash flow remains substantial. Net cash provided by operations in fiscal 2005 was $130 million. By that measure, our cash flow for the year was down less than 5 percent, much less than the nearly 50 percent decline in our net income. So we still have considerable financial resources and flexibility as we look to the future.

The Bob Evans brand remains a valuable asset, with an enviable reputation in the marketplace and significant opportunities for further growth. We have a farm-fresh heritage that rings true with consumers and a track record of more than 50 years of providing high-quality products and outstanding customer service. We know we can capitalize on these strengths and deliver improved financial results.



In closing, I would like to personally thank all of our employees, our directors and our stockholders for their continued support over the past year.



Sincerely,



Stewart K. Owens
Chairman of the Board
and Chief Executive Officer

SPANNING FROM COAST TO COAST, THE FRESH-FROM-THE-FARM GOODNESS OF BOB EVANS IS AVAILABLE EVERY DAY IN NEARLY EVERY PART OF THE COUNTRY. IT'S A PERSONAL TOUCH THAT STARTS IN OUR RESTAURANTS AND REACHES RIGHT INTO YOUR KITCHEN, WHICH PROVIDES LOTS OF TASTY MEALS AND COUNTLESS CHANCES TO CONNECT.

Locations Every Day


4404


Mimi's Cafés

State	Cafés	State	Cafés
Arizona	10	Nevada	4
California	49	New Mexico	1
Colorado	7	Ohio	1
Florida	5	Oklahoma	2
Kansas	2	Texas	4
Missouri	2	Utah	4
Nebraska	1		
		TOTAL	**92**

For assistance locating one of our Mimi's Cafés, please check the location guide on our Web site, www.mimiscafe.com.


Good Morning



Bob Evans Restaurants
Owens Restaurants



Bob Evans Food Products Markets
Owens Country Sausage Markets
Bob Evans and Owens Country Sausage Markets
● Production Plants / Distribution Center



Bob Evans and Owens Restaurants

State	Restaurants	State	Restaurants
Delaware	6	New Jersey	4
Florida	47	New York	13
Illinois	20	North Carolina	16
Indiana	62	Ohio	192
Iowa	1	Pennsylvania	37
Kansas	4	South Carolina	5
Kentucky	22	Tennessee	5
Maryland	29	Texas	9
Michigan	53	Virginia	16
Mississippi	1	West Virginia	27
Missouri	22		
		Total	**591**

For assistance locating one of our Bob Evans or Owens Restaurants, please check the location guide on our Web site, www.bobevans.com.

Bob Evans Food Products

Galva, Ill.
Retail Processing Plant
Produces roll sausage and sausage links

Hillsdale, Mich.
Retail and Foodservice Processing Plant
Produces roll sausage; sausage links and patties; and grilling sausage

Bidwell, Ohio
Retail Processing Plant
Produces grilling sausage; sausage patties; and precooked sausage links

Springfield, Ohio
Foodservice Processing Plant
Produces soups; gravies; and sausage links

Springfield, Ohio
Distribution Center

Xenia, Ohio
Retail Processing Plant
Produces roll sausage and sausage links

Owens Country Sausage

Richardson, Texas
Retail and Foodservice Processing Plant
Produces roll sausage and burritos

Sulphur Springs, Texas
Retail and Foodservice Processing Plant
Produces convenience sandwich items

BOB EVANS REACHES OUT TO HUNDREDS OF ORGANIZATIONS EACH YEAR. FROM AN ON-GOING COMMITMENT TO 4-H TO OUR LONG-STANDING RELATIONSHIP WITH THE HANNAH NEIL CENTER FOR CHILDREN, WE SUPPORT GROUPS THAT IMPROVE THE LIVES OF FAMILIES IN THE AREAS IN WHICH WE WORK AND LIVE BECAUSE STRONGER FAMILIES MEAN STRONGER COMMUNITIES.

Support Every Day



The fulfillment that Bob Evans Farms realizes from our philanthropic efforts can be compared to the feeling that cyclists have after completing the 350-mile, seven-day Great Ohio Bicycle Adventure (GOBA). During our 17-year association with this family-oriented event, we have had the opportunity to develop relationships with many of the 3,000 participants, whether they are dropping by one of our restaurants along the route for a collector's edition water bottle or joining our managers in the annual kick-off parade.

GOBA is just one example of the many chances throughout the year we have to make a difference in our communities. Annually we donate just under one percent of our pre-tax profits through cash contributions and in-kind gifts to a variety of youth, education, healthcare and community activities. After all, those reflect the values and interests of our employees and customers.

For more information about the Bob Evans Farms, Inc. corporate giving program, visit our Web site, *www.bobevans.com/philanthropy*.



Consolidated Financial Review

Bob Evans Farms, Inc. and Subsidiaries
Dollars and shares in thousands, except per share amounts

	2005(a)	2004(b)	2003	2002(c)	2001
Operating Results					
Net sales	$ 1,460,195	$ 1,197,997	$ 1,091,337	$1,061,846	$ 1,007,508
Operating income	66,906	113,301	117,133	103,863	83,466
Income before income taxes	57,672	111,990	115,503	100,836	78,714
Income taxes	20,704	39,955	40,426	33,154	27,943
Net income	36,968	72,035	75,077	67,682	50,771
Earnings per share of common stock:					
Basic	$1.05	$2.07	$2.13	$1.94	$1.45
Diluted	$1.04	$2.03	$2.10	$1.91	$1.44
Financial Position					
Working capital	$ (131,389)	$ (98,375)	$ (93,607)	$ (85,794)	$ (114,449)
Property, plant and equipment - net	956,946	783,397	704,442	648,179	603,063
Total assets	1,183,986	868,233	784,591	721,973	678,715
Debt:					
Short-term	47,000	38,620	36,255	31,750	69,965
Long-term	210,333	24,333	28,333	32,333	36,000
Stockholders' equity	652,831	630,163	560,919	521,365	457,095
Supplemental Information for the Year					
Capital expenditures	$ 139,587	$ 141,037	$ 106,268	$ 97,006	$ 99,807
Depreciation and amortization	$ 66,835	$ 50,106	$ 44,150	$ 41,974	$ 39,792
Weighted-average shares outstanding:					
Basic	35,315	34,878	35,203	34,868	35,005
Diluted	35,644	35,513	35,813	35,490	35,284
Cash dividends declared per share	$0.48	$0.48	$0.44	$0.39	$0.36
Common stock market closing prices:					
High	$31.28	$34.08	$32.87	$31.18	$21.38
Low	$20.31	$23.26	$21.22	$15.69	$12.56
Supplemental Information at Year-End					
Employees	52,558	42,035	40,446	39,990	38,542
Stockholders	33,871	35,044	36,977	36,595	39,466
Market price per share at closing	$20.40	$30.73	$24.91	$29.59	$18.85
Book value per share	$18.44	$17.88	$16.26	$14.77	$13.13

(a) On July 7, 2004, the company acquired SWH Corporation (d/b/a Mimi's Café), whose results of operations are included from the date of acquisition.

(b) Fiscal 2004 was comprised of 53 weeks of activity versus 52 weeks of activity in each of the other periods presented.

(c) Fiscal 2002 amounts include the impact of a net one-time gain on a divestiture and disposal of assets: $1,842 before taxes, $2,349 after taxes and $0.07 per share (both basic and diluted).

Consolidated Balance Sheets

Bob Evans Farms, Inc. and Subsidiaries
Dollars in thousands

	April 29, 2005	April 30, 2004
Assets		
Current Assets		
Cash and equivalents	$ 5,267	$ 3,986
Accounts receivable	14,707	13,413
Inventories	24,416	19,540
Deferred income taxes	10,623	8,869
Prepaid expenses	2,226	1,664
Total Current Assets	57,239	47,472
Property, Plant and Equipment		
Land	252,843	247,695
Buildings and improvements	746,597	615,347
Machinery and equipment	358,557	276,373
Construction in progress	13,898	13,046
	1,371,895	1,152,461
Less accumulated depreciation	414,949	369,064
Net Property, Plant and Equipment	956,946	783,397
Other Assets		
Deposits and other	2,698	3,075
Long-term investments	19,278	17,791
Deferred income taxes	33,044	14,931
Goodwill	57,364	1,567
Other intangible assets	57,417	0
Total Other Assets	169,801	37,364
	$1,183,986	$ 868,233
Liabilities and Stockholders' Equity		
Current Liabilities		
Line of credit	$ 43,000	$ 34,620
Current maturities of long-term debt	4,000	4,000
Accounts payable	24,422	12,390
Dividends payable	4,249	4,229
Federal and state income taxes	21,763	11,375
Accrued wages and related liabilities	23,767	20,887
Self insurance	16,340	17,441
Other accrued expenses	51,087	40,905
Total Current Liabilities	188,628	145,847
Long-Term Liabilities		
Deferred compensation	17,046	13,519
Deferred income taxes	99,126	54,371
Deferred rent	16,022	0
Long-term debt	210,333	24,333
Total Long-Term Liabilities	342,527	92,223
Stockholders' Equity		
Common stock, $.01 par value; authorized 100,000,000 shares; issued 42,638,118 shares in 2005 and 2004	426	426
Preferred stock, $500 par value; authorized 1,200 shares; issued 120 shares in 2005 and 2004	60	60
Capital in excess of par value	149,593	149,967
Retained earnings	633,372	613,371
Treasury stock, 7,234,365 shares in 2005 and 7,397,219 shares in 2004, at cost	(130,620)	(133,661)
Total Stockholders' Equity	652,831	630,163
	$1,183,986	$ 868,233

See Notes to Consolidated Financial Statements

Consolidated Statements of Income

Bob Evans Farms, Inc. and Subsidiaries
Dollars in thousands, except per share amounts

Years Ended April 29, 2005; April 30, 2004; and April 25, 2003	2005	2004	2003
Net Sales	$ 1,460,195	$ 1,197,997	$ 1,091,337
Cost of sales	443,226	340,840	286,977
Operating wage and fringe benefit expenses	530,995	418,029	379,875
Other operating expenses	236,811	174,932	164,916
Selling, general and administrative expenses	115,422	100,789	98,286
Depreciation and amortization expense	66,835	50,106	44,150
Operating Income	66,906	113,301	117,133
Net interest expense	9,234	1,311	1,630
Income Before Income Taxes	57,672	111,990	115,503
Provisions For Income Taxes	20,704	39,955	40,426
Net Income	$ 36,968	$ 72,035	$ 75,077
Earnings Per Share – Basic	$1.05	$2.07	$2.13
Earnings Per Share – Diluted	$1.04	$2.03	$2.10

See Notes to Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity

Bob Evans Farms, Inc. and Subsidiaries
Dollars in thousands

	Common Stock	Preferred Stock	Capital in Excess of Par Value	Retained Earnings	Treasury Stock	Total
Stockholders' Equity at 4/26/02	$426	$60	$151,264	$498,522	$(128,907)	$ 521,365
Net income				75,077		75,077
Dividends declared				(15,452)		(15,452)
Treasury stock repurchased					(30,024)	(30,024)
Treasury stock reissued under employee plans			(3,084)		10,964	7,880
Stock options granted under employee plans			229			229
Tax reductions – employee plans			1,844			1,844
Stockholders' Equity at 4/25/03	426	60	150,253	558,147	(147,967)	560,919
Net income				72,035		72,035
Dividends declared				(16,811)		(16,811)
Treasury stock repurchased					(3,171)	(3,171)
Treasury stock reissued under employee plans			(4,058)		17,477	13,419
Tax reductions - employee plans			3,772			3,772
Stockholders' Equity at 4/30/04	426	60	149,967	613,371	(133,661)	630,163
Net income				36,968		36,968
Dividends declared				(16,967)		(16,967)
Treasury stock reissued under employee plans			(718)		3,041	2,323
Tax reductions - employee plans			344			344
Stockholders' Equity at 4/29/05	$426	$60	$149,593	$633,372	$(130,620)	$652,831

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Bob Evans Farms, Inc. and Subsidiaries
Dollars in thousands

Years ended April 29, 2005; April 30, 2004; and April 25, 2003	2005	2004	2003
Operating Activities			
Net income	$ 36,968	$ 72,035	$ 75,077
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	66,835	50,106	44,150
Deferred compensation	1,920	4,965	2,372
Deferred income taxes	3,006	7,471	12,666
Loss on disposal of assets	3,167	1,269	1,349
(Gain) loss on long-term investments	(247)	(1,871)	1,738
Compensation expense attributable to stock plans	295	681	1,488
Deferred rent	5,468	0	0
Cash provided by (used for) current assets and current liabilities:			
Accounts receivable	9	(2,298)	514
Inventories	(1,489)	(2,668)	(1,620)
Prepaid expenses	487	311	(959)
Accounts payable	3,430	2,016	(367)
Federal and state income taxes	10,732	4,427	3,235
Accrued wages and related liabilities	(967)	2,053	(970)
Self insurance	(1,281)	(1,800)	1,519
Other accrued expenses	1,718	(138)	4,710
Net cash provided by operating activities	130,051	136,559	144,902
Investing Activities			
Purchase of property, plant and equipment	(139,587)	(141,037)	(106,268)
Acquisition of business, net of cash acquired	(183,168)	0	0
Purchase of long-term investments	(1,674)	(2,048)	(4,282)
Proceeds from sale of property, plant and equipment	14,747	9,853	4,940
Other	1,451	37	(75)
Net cash used in investing activities	(308,231)	(133,195)	(105,685)
Financing Activities			
Cash dividends paid	(16,947)	(16,376)	(15,187)
Purchase of treasury stock	0	(3,171)	(30,024)
Line of credit	8,380	2,365	4,505
Proceeds from debt issuance	372,775	0	0
Principal payments on long-term debt	(186,775)	(4,000)	(4,000)
Proceeds from issuance of treasury stock	2,028	12,738	6,621
Net cash provided by (used in) financing activities	179,461	(8,444)	(38,085)
Increase (decrease) in cash and equivalents	1,281	(5,080)	1,132
Cash and equivalents at the beginning of the year	3,986	9,066	7,934
Cash and equivalents at the end of the year	$ 5,267	$ 3,986	$ 9,066

See Notes to Consolidated Financial Statements

Dollars in thousands unless otherwise noted, except per share amounts

Note A • Summary of Significant Accounting Policies

Description of Business: Bob Evans Farms, Inc. (the "company") owns and operates 591 full-service, family restaurants in 21 states. Bob Evans Restaurants are primarily located in the Midwest, mid-Atlantic and Southeast regions of the United States, while Owens Restaurants operate in Texas. In addition, the company owns and operates 92 Mimi's Café casual restaurants located in 13 states, primarily in California and other western states. The company is also a leading producer and distributor of pork sausage and a variety of complementary homestyle convenience food items under the Bob Evans and Owens brand names. These food products are distributed primarily to grocery stores in the East North Central, mid-Atlantic, Southern and Southwestern United States. The company acquired SWH Corporation (d/b/a Mimi's Café)("Mimi's") in the first quarter of fiscal 2005 (see Note G).

Principles of Consolidation: The consolidated financial statements include the accounts of the company and its subsidiaries. Intercompany accounts and transactions have been eliminated.

Fiscal Year: The company's fiscal year ends on the last Friday in April. References herein to 2005, 2004 and 2003 refer to fiscal years ended April 29, 2005; April 30, 2004; and April 25, 2003, respectively. Fiscal year 2004 was comprised of 53 weeks. All other years presented were comprised of 52 weeks.

Revenue Recognition: Revenue is recognized in the restaurant segment at the point of sale, other than revenue from the sale of gift cards and gift certificates, which is deferred and recognized upon redemption. Revenue in the food products segment is generally recognized when products are delivered to the retailer.

Cash Equivalents: The company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

Inventories: The company values inventories at the lower of first-in, first-out cost or market. Inventory includes raw materials and supplies ($19,167 in 2005 and $14,181 in 2004) and finished goods ($5,249 in 2005 and $5,359 in 2004).

Property, Plant and Equipment: The company states property, plant and equipment at cost less accumulated depreciation. The straight-line depreciation method is used for nearly all capitalized assets, although some assets purchased prior to 1995 continue to be depreciated using accelerated methods. Depreciation is calculated at rates adequate to amortize costs over the estimated useful lives of buildings and improvements (15 to 25 years) and machinery and equipment (3 to 10 years). Improvements to leased properties are amortized over the shorter of their useful lives or the lease terms, as defined by Statement of Financial Accounting Standards (SFAS) No. 13, *Accounting for Leases*.

Long-term Investments: Long-term investments include assets held under certain deferred compensation arrangements and investments in income tax credit limited partnerships. Assets held under certain deferred compensation arrangements represent the cash surrender value of company-owned life insurance policies. An offsetting liability for the amount of the cash surrender value is included in the deferred compensation liability on the balance sheet. Investments in income tax credit limited partnerships are recorded at amortized cost. The company amortizes the investments to the expected residual value of the partnerships once the income tax credits are fully utilized. The amortization period of the investments matches the respective income tax credit period.

Goodwill: Goodwill, which represents the cost in excess of fair market value of net assets acquired, was $57,364 and $1,567 at the end of 2005 and 2004, respectively. Beginning in 2003, the company ceased amortization of goodwill in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*. Goodwill is tested for impairment at the beginning of the fourth quarter each year (see Note H).

Other Intangible Assets: Other intangible assets consist of a business trade name and restaurant concept, and represent allocations of the purchase price of the company's acquisition of Mimi's based on an independent valuation (see Notes G and H). The trade name intangible asset is deemed to have an indefinite economic life and is not amortized. It will be tested for impairment at the beginning of the fourth quarter each year. The restaurant concept intangible is amortized on a straight-line basis over its estimated economic life of 15 years.

Financial Instruments: The fair values of the company's financial instruments approximate their carrying values at April 29, 2005, and April 30, 2004. The company does not use derivative financial instruments for speculative purposes.

Self-insurance: The company is self-insured for most workers' compensation, general liability and automotive liability losses (collectively "casualty losses"), as well as employee health care claims. The company maintains stop-loss coverage with third party insurers to limit its total exposure. The recorded liability associated with these programs is based on an estimate of the ultimate costs to be incurred to settle known claims and claims incurred but not reported as of the balance sheet date. The estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions.

Pre-opening Expenses: Expenditures related to the opening of new restaurants, other than those for capital assets, are charged to expense when incurred.

Advertising Costs: The company expenses advertising costs as incurred. Advertising expense was $46,690; $42,295; and $43,602 in 2005, 2004 and 2003, respectively.

Cost of Sales: Cost of sales represents food cost in the restaurant segment and cost of materials in the food products segment. Cash rebates that the company receives from suppliers are recorded as a reduction of cost of sales in the periods in which they are earned. The amount of each rebate is directly related to the quantity of product purchased from the supplier.

Promotional Spending: In its food products segment, the company engages in promotional (sales incentive) programs in the form of "off-invoice" deductions, cooperative advertising programs and coupons. Costs associated with these programs are classified as a reduction of net sales in the period in which the sale occurs.

Comprehensive Income: Comprehensive income is the same as reported net income.

Earnings Per Share: Basic earnings-per-share computations are based on the weighted-average number of shares of common stock outstanding during the period presented. Diluted earnings-per-share calculations reflect the assumed exercise and conversion of outstanding stock options.

The numerator in calculating both basic and diluted earnings per share for each year is reported net income. The denominator is based on the following weighted-average number of common shares outstanding (in thousands):

	2005	*2004*	*2003*
Basic	35,315	34,878	35,203
Dilutive stock options	329	635	610
Diluted	35,644	35,513	35,813

Options to purchase 2,126,186; 696,387; and 653,571 shares of common stock in 2005, 2004 and 2003, respectively, were excluded from the diluted earnings-per-share calculations since they were anti-dilutive.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from the estimates and assumptions used.

Stock-based Employee Compensation: At April 29, 2005, the company had various stock-based employee compensation plans that are described more fully in Note D. The company accounts for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations. Accordingly, no compensation expense has been recognized for stock options when the exercise price of the options is equal to or greater than the fair market value of the stock at the grant date. Compensation expense recorded for stock options granted at less than fair market value was $0 in both 2005 and 2004 and $229 in 2003.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation,* to stock-based employee compensation:

	2005	*2004*	*2003*
Net Income, as reported	$36,968	$72,035	$75,077
Add: Stock-based employee compensation cost, net of related tax effects, included in reported net income	190	438	967
Deduct: Stock-based employee compensation cost, net of related tax effects, determined under the fair value method for all awards	(5,568)	(4,562)	(4,980)
Net Income, Pro forma	$31,590	$67,911	$71,064
Earnings Per Share - Basic			
As reported	$1.05	$2.07	$2.13
Pro forma	$0.89	$1.95	$2.02
Earnings Per Share - Diluted			
As reported	$1.04	$2.03	$2.10
Pro forma	$0.89	$1.91	$1.99

Note: The financial effects of applying SFAS No. 123 for the years reported may not be representative of the effects on reported net income and earnings per share in future years.

Dollars in thousands unless otherwise noted, except per share amounts

Reflected in these pro forma amounts are weighted-average fair values of options of $7.96, $7.88 and $10.16 in 2005, 2004 and 2003, respectively. The fair value of each option granted was estimated on the date of grant using the Black-Scholes options-pricing model and the following weighted-average assumptions:

	2005	*2004*	*2003*
Dividend yield	1.85%	1.85%	1.72%
Expected volatility	37.66%	40.29%	41.25%
Risk-free interest rate	3.66%	1.73%	3.96%
Expected life (in years)	4.1	3.8	4.1

Leases: Rent expense for the company's operating leases, which generally have escalating rentals over the term of the lease, is recorded on a straight-line basis over the lease term, as defined in SFAS No.13. The lease term begins when the company has the right to control the use of the leased property, which is typically before rent payments are due under the terms of the lease. The difference between the straight-line rent calculation and rent paid is recorded as deferred rent in the consolidated balance sheets. Straight-line rent recorded during the build-out period for new restaurants is capitalized as a cost of constructing the related leasehold improvements. Straight-line rent from the date the premises are ready for their intended use through the restaurant opening date (generally a one-month period) is expensed. Contingent rents are generally amounts due as a result of sales in excess of amounts stipulated in certain restaurant leases and are included in rent expense as they accrue.

In some instances the company has received contributions from landlords to help fund the construction of new restaurants. In accordance with SFAS No. 13 and Financial Accounting Standards Board ("FASB") Technical Bulletin No. 88-1, *Issues Relating to Accounting for Leases,* the company has accounted for such landlord contributions as lease incentive obligations that are amortized as a reduction to lease expense over the applicable lease term. The lease incentive obligations are included in the consolidated balance sheets as deferred rent.

New Accounting Pronouncements: In December 2002, the FASB issued SFAS No. 123 (R), *Share-Based Payment,* which replaces SFAS No. 123, *Accounting for Stock Based Compensation,* and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees.* SFAS No. 123 (R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the fair value on the grant date of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service for that award. This new standard will be effective for the company in the first quarter of fiscal 2007. The company has not yet determined the method of adoption nor the effect of adopting this standard.

Note B • Long-Term Debt and Credit Arrangements

Long-term debt is comprised of the following:

	April 29, 2005	*April 30, 2004*
Unsecured senior notes issued July 28, 2004:		
Series A, due July 2007, 3.74%	$ 30,000	$ 0
Series B, due July 2010, 4.61%	40,000	0
Series C, due July 2014, 5.12%	95,000	0
Series D, due July 2016, 5.67%	25,000	0
Unsecured note issued April 2001, due May 2008, 7.35%	24,333	28,333
Total long-term debt	214,333	28,333
Less: current portion of long-term debt	4,000	4,000
Long-term debt less current portion	$210,333	$24,333

On July 7, 2004, the company established a $183,000 short-term committed credit facility with a bank to finance the acquisition of Mimi's. This credit facility was paid in full on July 28, 2004, with the proceeds of a private placement of $190,000 in unsecured senior notes. The senior notes mature over a period from July 2007 to July 2016, with a weighted average interest rate of 4.9% paid quarterly.

In April 2001, the company issued a $40,000 unsecured note to a bank, which bears interest at a fixed rate of 7.35% and matures in May 2008. Required payments are $4,000 per year of principal plus interest, with a balloon payment of $12,300 at maturity.

Both of these long-term credit facilities are subject to various customary covenants and restrictions that, among other things, require certain net worth and fixed charge coverage ratios and place limitations on indebtedness. As of April 29, 2005, the company was in compliance with the covenants contained in these credit agreements.

Dollars in thousands unless otherwise noted, except per share amounts

Maturities of long-term debt are as follows:

2006	$ 4,000
2007	4,000
2008	34,000
2009	39,237
2010	26,904
Thereafter	106,192
Total	$ 214,333

The company also has arrangements with certain banks from which it may borrow up to $100,000 on a short-term basis. The arrangements are reviewed annually for renewal. At April 29, 2005, $43,000 was outstanding under these arrangements, and unused bank lines of credit available were $57,000. During 2005 and 2004, respectively, the maximum amounts outstanding under these unsecured lines of credit were $47,620 and $45,540, and the average amounts outstanding were $39,481 and $36,826 with weighted-average interest rates of 2.50% and 1.70%. All interest paid on these arrangements is at floating rates.

Interest costs of $1,170; $1,474; and $1,335 incurred in 2005, 2004 and 2003, respectively, were capitalized in connection with the company's construction activities.

Note C • Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's deferred tax liabilities and assets as of April 29, 2005, and April 30, 2004, were as follows:

	April 29, 2005	*April 30, 2004*
Deferred tax assets:		
Loss on impaired assets	$ 7,546	$ 7,546
Self-insurance	7,861	6,453
Vacation pay	1,755	1,381
Stock and deferred compensation plans	8,740	7,385
Accrued bonus	210	440
Tax credits	10,525	0
Deferred rent	6,233	0
Inventory and other	797	595
Total deferred tax assets	43,667	23,800
Deferred tax liabilities:		
Accelerated depreciation/asset disposals	75,607	52,992
Intangible assets	22,392	0
Other	1,127	1,379
Total deferred tax liabilities	99,126	54,371
Net deferred tax liabilities	$ 55,459	$ 30,571

Significant components of the provisions for income taxes are as follows:

	2005	*2004*	*2003*
Current:			
Federal	$ 14,779	$ 29,590	$ 25,080
State	2,919	2,894	2,680
Total current	17,698	32,484	27,760
Deferred, primarily federal	3,006	7,471	12,666
Total tax provisions	$ 20,704	$ 39,955	$ 40,426

The company's provisions for income taxes differ from the amounts computed by applying the federal statutory rate due to the following:

	2005	*2004*	*2003*
Tax at statutory rate	$ 20,185	$ 39,196	$ 40,426
State income tax (net)	1,897	1,881	1,743
Limited partnership tax credits	(1,147)	(1,151)	(1,163)
Other	(231)	29	(580)
Provisions for income taxes	$ 20,704	$ 39,955	$ 40,426

Taxes paid during 2005, 2004 and 2003 were $6,932; $25,901; and $22,383, respectively.

Dollars in thousands unless otherwise noted, except per share amounts

The company's effective tax rate is based on income, statutory tax rates and tax planning opportunities available to the company in the various jurisdictions in which the company operates. Significant judgment is required in determining the company's effective tax rate and in evaluating its tax positions. The company establishes reserves when, despite its belief that its tax return positions are fully supportable, it believes that certain positions are likely to be challenged and that it may not succeed. The company adjusts these reserves in light of changing facts and circumstances, such as the progress of a tax audit. The company's effective tax rate includes the impact of reserve provisions and changes to reserves that it considers appropriate, as well as related interest.

A number of years may elapse before a particular matter, for which the company has established a reserve, is audited and finally resolved. The number of years with open tax audits varies depending on the tax jurisdiction. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the company believes that its reserves reflect the probable outcome of known tax contingencies. Unfavorable settlement of any particular issue would require use of the company's cash. Favorable resolution would be recognized as a reduction to the company's effective tax rate in the period of resolution.

Note D • Stock-Based Compensation Plans

The company has equity compensation plans adopted in 1991, 1994 and 1998 and a nonqualified stock option plan adopted in 1992, in conjunction with a supplemental executive retirement plan. The 1992 plan provides that the option price shall not be less than 50% of the fair market value of the stock at the date of grant. The 1998 plan provides that the option price for: 1) incentive stock options may not be less than the fair market value of the stock at the grant date and 2) nonqualified stock options shall be determined by the compensation committee of the board of directors. All other plans prohibit option prices less than the fair market value of the stock at the grant date.

The company's supplemental executive retirement plan ("SERP") provides retirement benefits to certain key management employees of the company and its subsidiaries. The purpose of the 1992 nonqualified stock option plan discussed earlier is to fund and settle benefit contributions of the company that may arise under the SERP. To the extent that benefits under the SERP are satisfied by grants of nonqualified stock options, it operates as an incentive plan that produces both risk and reward to participants based on future growth in the market value of the company's common stock. The last grant of stock options under the 1992 plan was in 2003; the company does not intend to grant additional stock options under this plan.

Options granted under the 1992 plan expire five years after the earlier of the date the recipient attains age 65 or dies. All other options may be granted for a period of up to 10 years.

The following table summarizes option-related activity for the last three years:

	Shares	***Price Range***		
Outstanding, April 26, 2002	2,463,567	$ 6.56	to	$21.38
Granted	744,715	14.91	to	31.16
Exercised	(381,482)	8.69	to	31.16
Canceled or expired	(41,419)	14.44	to	31.16
Outstanding, April 25, 2003	2,785,381	6.56	to	31.16
Granted	766,893	27.84	to	27.84
Exercised	(795,305)	6.78	to	31.16
Canceled or expired	(43,963)	6.56	to	31.16
Outstanding, April 30, 2004	2,713,006	6.56	to	31.16
Granted	898,207	24.53	to	26.68
Exercised	(164,676)	6.78	to	21.38
Canceled or expired	(108,800)	6.78	to	31.16
Outstanding, April 29, 2005	3,337,737	$ 6.56	to	$31.16

Dollars in thousands unless otherwise noted, except per share amounts

In addition to the shares subject to outstanding options, 866,954 shares were available for grant under the company's equity compensation plans at April 29, 2005.

The following table summarizes information regarding stock options outstanding at April 29, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 4/29/05	Weighted-Avg. Remaining Contractual Life	Weighted-Avg. Exercise Price	Number Exercisable at 4/29/05	Weighted-Avg. Exercise Price
$ 6.56 to $16.99	366,621	8.4	$11.97	235,930	$13.24
17.00 to 18.99	451,980	5.8	17.46	432,920	17.46
19.00 to 21.99	295,923	3.9	19.80	295,923	19.80
22.00 to 26.99	859,291	9.1	26.56	75,192	26.68
27.00 to 30.99	720,299	8.1	27.84	302,815	27.84
31.00 to 31.16	643,623	6.5	31.16	447,834	31.16
$ 6.56 to $31.16	3,337,737	7.4	$24.29	1,790,614	$22.86

The company's long-term incentive plan ("LTIP") for managers, an unfunded plan, provides for the award of shares of the company's common stock to mid-level managers as incentive compensation to attain growth in the net income of the company, as well as to help attract and retain management personnel. Shares awarded are restricted until certain vesting requirements are met; at which time all restricted shares are converted to unrestricted shares. LTIP participants are entitled to cash dividends and to vote their respective shares. Restrictions generally limit the sale, pledge or transfer of the shares during a restricted period, not to exceed 12 years. In 2005 and 2004, 14,976 and 71,926 shares, respectively were awarded as part of the LTIP. Compensation expense attributable to the LTIP was $383 in 2005, $681 in 2004 and $1,259 in 2003.

Note E • Other Compensation Plans

The company has a defined contribution plan that covers substantially all employees who have at least 1,000 hours of service. The annual contribution to the plan is at the discretion of the company's board of directors. The company's expenses related to contributions to the plan in 2005, 2004 and 2003 were $4,300; $3,974; and $3,833, respectively.

In 1999, the company implemented the Bob Evans Executive Deferral Plan ("BEEDP"). The BEEDP is a nonqualified plan that provides certain executives the opportunity to defer a portion of their current income to future years.

The company's SERP previously provided executives with an option to accept all or a portion of individual awards in the form of nonqualified deferred compensation rather than nonqualified stock options. Since 2003, all awards have been in the form of nonqualified deferred compensation. The company's expense related to contributions to the SERP deferred compensation plan was $388; $379; and $2,398 in 2005, 2004 and 2003, respectively.

Note F • Commitments and Contingencies

The company leases certain restaurant facilities under operating leases having initial terms that primarily expire approximately 20 years from inception. The leases typically contain renewal clauses of five to 30 years exercisable at the option of the company. Certain of these leases require the payment of contingent rentals based on a percentage of gross revenues, as defined by the terms of the applicable lease agreement. Most of the leases also contain either fixed or inflation-adjusted escalation clauses. Future minimum rental payments on operating leases are as follows:

2006	$ 17,784
2007	17,679
2008	17,179
2009	16,903
2010	16,645
Thereafter	192,058
Total	$ 278,248

At April 29, 2005, the company also had contractual commitments of approximately $35,517 for restaurant construction, plant equipment additions and purchases of land and inventory.

Dollars in thousands unless otherwise noted, except per share amounts

The company is self-insured for most casualty losses and employee health care claims up to certain stop-loss limits. The company has accounted for its liabilities for casualty losses, including both reported and incurred but not reported claims, based on information provided by independent actuaries. The company has accounted for its employee health care claims liability through a review of incurred and paid claims history.

Management believes that it has recorded reserves for casualty losses and employee health care claims at a level that has substantially mitigated the potential negative impact of adverse developments and/or volatility. Management believes that its calculation of casualty losses and employee health care claims liabilities would not change materially under different conditions and/or different methods. However, due to the inherent volatility of actuarially determined casualty losses and employee health care claims, it is reasonably possible that the company could experience changes in estimated losses, which could be material to both quarterly and annual net income.

In 2005, the company received an assessment from the State of Ohio related to corporate franchise tax for fiscal years 1998-2003. The company has petitioned the State of Ohio for a reassessment, as the company believes its positions on tax returns filed are correct. However, in the event that the company does not ultimately prevail, management believes that recorded reserves are adequate to meet any future tax-related payments to the State of Ohio.

The company is from time to time involved in a number of claims and litigation considered normal in the course of business. Various lawsuits and assessments, among them employment discrimination, product liability, workers' compensation claims and tax assessments, are in litigation or administrative hearings. While it is not feasible to predict the outcome, in the opinion of the company, these actions should not ultimately have a material adverse effect on the financial position or results of operations of the company.

Note G • Acquisition

On July 7, 2004, the company acquired all of the stock of Mimi's (based in Tustin, Calif.) for approximately $106 million in cash, plus the assumption of approximately $79 million in outstanding indebtedness, which was paid in full at the closing of the acquisition.

The acquisition was financed through a committed credit facility of approximately $183 million; the proceeds of which were used to purchase all of the outstanding stock of Mimi's, repay existing indebtedness of Mimi's and pay certain transaction expenses. The credit facility was refinanced on July 28, 2004, through a private placement of $190 million in unsecured senior notes (see Note B).

On July 7, 2004, Mimi's operated 81 company-owned Mimi's Café restaurants in 10 states, with most locations in California and other western states. The restaurants are open for breakfast, lunch and dinner, and offer a wide variety of freshly prepared food in an atmosphere reminiscent of a New Orleans café or European bistro. The transaction was accounted for using the purchase method of accounting as required by SFAS No. 141, *Business Combinations*, and accordingly, the results of operations of Mimi's have been included in the company's consolidated financial statements from the date of acquisition.

The primary reason for the acquisition was to add a complementary growth vehicle in the casual segment of the restaurant industry. The company attributes the goodwill associated with the transaction to the long-term historical financial performance and the anticipated future performance of Mimi's.

The purchase price allocation to the acquired net assets is as follows:

Current assets	$ 7,430
Property and equipment, net	117,860
Other assets	356
Goodwill	55,797
Intangible asset – trade name	45,800
Intangible asset – restaurant concept	12,300
Current liabilities	(20,641)
Deferred compensation	(1,607)
Net deferred tax liability	(21,882)
Deferred rent	(10,554)
Cash paid	184,859
Less: cash acquired	(1,691)
Net cash paid for acquisition	$ 183,168

The intangible asset related to the trade name is deemed to have an indefinite economic life and is not subject to amortization. It will be tested for impairment at the beginning of the fourth quarter each year. The intangible asset related to the restaurant concept is subject to amortization and will be amortized on a straight-line basis over its estimated economic useful life of 15 years. None of the goodwill balance is expected to be deductible for tax purposes.

Deferred rent represents fair value adjustments.

Dollars in thousands unless otherwise noted, except per share amounts

The following table illustrates the pro forma impact on certain financial results if the acquisition had occurred at the beginning of fiscal 2004. The amounts have been updated to reflect the purchase price allocation shown above. The pro-forma financial information does not purport to be indicative of the operating results that would have been achieved had the acquisition been consummated at the beginning of fiscal 2004 and should not be construed as representative of future operating results.

	2005	2004
Net sales	$1,510,864	$1,454,001
Net income	$ 36,921	$ 69,324
Earnings per share:		
Basic	$1.05	$1.99
Diluted	$1.04	$1.95

Note H • Goodwill and Other Intangible Assets

At the beginning of the fourth quarter of 2005 and 2004, the company completed its annual impairment test required under the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets.* The company determined that no impairment existed and as a result, no impairment losses were recorded in 2005 or 2004.

The changes in goodwill are summarized below:

	Restaurant Segment	Food Products Segment	Total
April 30, 2004, and April 25, 2003, carrying amount	$ 0	$1,567	$ 1,567
Goodwill acquired (see Note G)	55,797	0	55,797
April 29, 2005, carrying amount	$55,797	$1,567	$57,364

Intangible assets at April 29, 2005, consisted of the following (see Note G):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:			
Restaurant concept (15-year life)	$12,300	$ 683	$11,617
Unamortized intangible assets:			
Business trade name			45,800
Total net carrying amount			$57,417

The amortization expense related to these intangible assets was $683 in 2005; the company did not have these intangible assets prior to 2005. Amortization expense related to intangible assets for the next five years is expected to be $820 each year.

Note I • Quarterly Financial Data (Unaudited)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2005	2004	2005	2004	2005	2004	2005	2004
Net sales	$320,615	$295,472	$376,020	$297,260	$380,976	$291,397	$382,584	$313,868
Gross profit	23,084	30,428	19,184	28,196	13,119	24,457	11,519	30,220
Net income	14,236	19,246	10,569	17,900	6,636	15,591	5,527	19,298
Earnings per share:								
Basic	$0.40	$0.56	$0.30	$0.52	$0.19	$0.45	$0.16	$0.55
Diluted	0.40	0.55	0.30	0.51	0.19	0.44	0.16	0.54
Common stock bid prices:								
High	$31.84	$29.07	$28.54	$29.60	$26.45	$33.25	$24.59	$34.37
Low	24.45	23.00	22.49	24.79	23.60	28.07	19.91	30.44
Cash dividends declared	$0.12	$0.12	$0.12	$0.12	$0.12	$0.12	$0.12	$0.12

- Gross profit represents operating income.
- Each fiscal quarter is comprised of a 13-week period, with the exception of a 14-week period in the fourth quarter in fiscal 2004.
- Total quarterly earnings per share may not equal the annual amount because earnings per share are calculated independently for each quarter.
- Stock prices are high and low bid prices for the Nasdaq National Market (trading symbol - BOBE), which is the principal market for the company's common stock.
- The number of stockholders of the company's common stock at June 20, 2005, was 33,824.

Dollars in thousands unless otherwise noted, except per share amounts

Note J • Industry Segments

The company's operations include restaurant operations and the processing and sale of food products. The revenues from these segments include both sales to unaffiliated customers and intersegment sales, which are accounted for on a basis consistent with sales to unaffiliated customers. Intersegment sales and other intersegment transactions have been eliminated in the consolidated financial statements.

Operating income represents earnings before interest and income taxes. Identifiable assets by segment are those assets that are used in the company's operations in each segment. General corporate assets consist of cash equivalents, long-term investments and income taxes.

Information on the company's industry segments is summarized as follows:

	2005	2004	2003
Sales			
Restaurant operations	$ 1,230,301	$ 984,896	$ 902,345
Food products	269,903	248,373	219,820
	1,500,204	1,233,269	1,122,165
Intersegment sales of food products	(40,009)	(35,272)	(30,828)
Total	$ 1,460,195	$ 1,197,997	$ 1,091,337
Operating Income			
Restaurant operations	$ 57,710	$ 95,878	$ 92,896
Food products	9,196	17,423	24,237
Total	$ 66,906	$ 113,301	$ 117,133
Depreciation and Amortization Expense			
Restaurant operations	$ 58,790	$ 42,516	$ 37,482
Food products	8,045	7,590	6,668
Total	$ 66,835	$ 50,106	$ 44,150
Capital Expenditures			
Restaurant operations	$ 132,683	$ 121,366	$ 97,113
Food products	6,904	19,671	9,155
Total	$ 139,587	$ 141,037	$ 106,268
Identifiable Assets			
Restaurant operations	$ 1,041,386	$ 749,599	$ 680,843
Food products	79,608	76,933	65,472
	1,120,994	826,532	746,315
General corporate assets	62,992	41,701	38,276
Total	$ 1,183,986	$ 868,233	$ 784,591

To the Stockholders of Bob Evans Farms, Inc.:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even an effective system of internal control over financial reporting will provide only reasonable assurance with respect to financial statement preparation.

With the supervision of our president and chief executive officer and our chief financial officer, management assessed our internal control over financial reporting as of April 29, 2005, the end of our fiscal year. Management based its assessment on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment. This assessment is supported by testing and monitoring performed by our internal audit function.

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of the end of the fiscal year to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. This assessment excluded the internal control over financial reporting of SWH Corporation (d/b/a Mimi's Café), which Bob Evans Farms, Inc. acquired on July 7, 2004, and whose financial statements reflect total assets and net sales constituting 22% and 16%, respectively, of the related consolidated financial statements as of and for the year ended April 29, 2005.

We reviewed the results of management's assessment with the audit committee of our board of directors. Additionally, our independent registered public accounting firm, Ernst & Young LLP, audited management's assessment and independently assessed the effectiveness of the company's internal control over financial reporting. Ernst & Young has issued an attestation report concurring with management's assessment, which is included in this annual report.



Stewart K. Owens
President and
Chief Executive Officer



Donald J. Radkoski
Chief Financial Officer

To the Stockholders and Board of Directors of Bob Evans Farms, Inc.:

We have audited management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that Bob Evans Farms, Inc. maintained effective internal control over financial reporting as of April 29, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). Bob Evans Farms, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of SWH Corporation (d/b/a Mimi's Café), which the company acquired on July 7, 2004, and whose financial statements reflect total assets and net sales constituting 22% and 16%, respectively, of the related consolidated financial statements as of and for the year ended April 29, 2005. Our audit of internal control over financial reporting of the company also did not include an evaluation of the internal control over financial reporting of SWH Corporation.

In our opinion, management's assessment that Bob Evans Farms, Inc. maintained effective internal control over financial reporting as of April 29, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Bob Evans Farms, Inc. maintained, in all material respects, effective internal control over financial reporting as of April 29, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2005 consolidated financial statements of Bob Evans Farms, Inc. and our report dated June 6, 2005, expressed an unqualified opinion thereon.



Columbus, Ohio
June 6, 2005

To the Stockholders and Board of Directors of
Bob Evans Farms, Inc.:

We have audited the accompanying consolidated balance sheets of Bob Evans Farms, Inc. and subsidiaries as of April 29, 2005, and April 30, 2004, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended April 29, 2005. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bob Evans Farms, Inc. and subsidiaries at April 29, 2005, and April 30, 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 29, 2005, in conformity with accounting principles generally accepted in the United States.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Bob Evans Farms, Inc.'s internal control over financial reporting as of April 29, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 6, 2005, expressed an unqualified opinion.



Columbus, Ohio
June 6, 2005

Results of Operations

The company owns and operates 683 full-service restaurants, including 591 Bob Evans Restaurants in 21 states and 92 Mimi's Café restaurants in 13 states. Bob Evans Restaurants are primarily located in the Midwest, mid-Atlantic and Southeast regions of the United States, while Owens Restaurants operate in Texas. Mimi's Café restaurants are primarily located in California and other western states. Revenue in the restaurant segment is recognized at the point of sale.

The company also produces and distributes fresh and fully cooked pork products and a variety of complementary homestyle convenience food items under the Bob Evans and Owens brand names. These food products are distributed primarily to grocery stores in the East North Central, mid-Atlantic, Southern and Southwestern United States. Revenue in the food products segment is generally recognized when products are delivered to the retailer.

References herein to 2006, 2005, 2004 and 2003 refer to fiscal years. Fiscal 2004 is a 53-week year, whereas all other years presented are 52-week years. The company acquired SWH Corporation (d/b/a Mimi's Café) ("Mimi's") on July 7, 2004 (see Note G of the consolidated financial statements). The results of operations of Mimi's have only been included in the company's consolidated financial statements from the date of acquisition, which will impact comparisons to prior years.

General Overview

The following table reflects data for the company's fiscal year ended April 29, 2005, compared to the preceding two fiscal years. The consolidated information is derived from the accompanying consolidated statements of income. Also included is data for the company's two industry segments – restaurant operations and food products. The ratios presented reflect the underlying dollar values expressed as a percentage of the applicable net sales amount.

(Dollars in thousands)	***Consolidated Results***			***Restaurant Segment***			***Food Products Segment***		
	2005	***2004***	***2003***	***2005***	***2004***	***2003***	***2005***	***2004***	***2003***
Net sales	$1,460,195	$1,197,997	$1,091,337	$1,230,301	$984,896	$902,345	$229,894	$213,101	$188,992
Operating income	$66,906	$113,301	$117,133	$57,710	$95,878	$92,896	$9,196	$17,423	$24,237
Cost of sales	30.3%	28.4%	26.3%	25.9%	24.4%	23.6%	53.9%	47.3%	39.0%
Operating wages	36.4%	34.9%	34.8%	40.9%	39.6%	39.2%	12.2%	13.4%	14.0%
Other operating	16.2%	14.6%	15.1%	18.2%	16.6%	17.1%	5.5%	5.3%	5.5%
S.G.&A.	7.9%	8.4%	9.0%	5.5%	5.4%	5.6%	20.9%	22.2%	25.2%
Depreciation & amortization	4.6%	4.2%	4.1%	4.8%	4.3%	4.2%	3.5%	3.6%	3.5%
Operating income	4.6%	9.5%	10.7%	4.7%	9.7%	10.3%	4.0%	8.2%	12.8%

Restaurant Segment Overview

The ongoing economic and industry-wide factors relevant to the restaurant segment include: competition, same-store sales (defined in the sales section below), labor and fringe benefit expenses, commodity prices, energy prices, restaurant openings and closings, governmental initiatives, food safety and other risks such as the economy, weather and consumer acceptance. In 2005, the two factors that had the greatest impact on restaurant segment profitability were lower same-store sales at Bob Evans Restaurants and, to a lesser extent, the higher food cost at Bob Evans Restaurants and Mimi's.

Same-store sales in 2005 at Bob Evans Restaurants decreased 3.6% compared to 2004 (excluding the extra week in 2004). Management believes that economic pressures on core customers (who skew older) and a lagging economic recovery in the Midwest negatively impacted same-store sales.

The inclusion of Mimi's results had a significant impact on the cost of sales ratio in the restaurant segment. Mimi's restaurants traditionally have a higher food cost average than Bob Evans Restaurants due primarily to a higher concentration on lunch and dinner.

Initiatives to enhance customers' value perceptions and overall satisfaction levels at Bob Evans Restaurants increased costs in the second half of the fiscal year. This impact was reflected in cost of sales and operating wages.

These factors are discussed further in the detailed sections that follow. However, the end result is that restaurant operating income decreased $38.2 million, or 39.8%, in 2005 compared to 2004. Furthermore, the segment's operating income margin fell to 4.7% from 9.7% during the same periods. Excluding the impact of the extra week in 2004, management estimates that restaurant operating income would have decreased $33.7 million, or 36.9%, in 2005 versus 2004.

Food Products Segment Overview

The ongoing economic and industry-wide factors relevant to the food products segment include: hog costs, governmental initiatives, food safety and other risks such as the economy, weather and consumer acceptance. In 2005, the two factors that had the greatest impact on food products segment profitability were higher-than-expected sales growth and the dramatic increase in hog costs.

Food products segment net sales increased 7.9% in 2005 compared to 2004. Excluding the impact of the extra week in 2004, food products net sales increased 9.9% in 2005 compared to 2004. The higher net sales were driven by a combination of a 5.4% increase in pounds sold of comparable products (principally sausage and refrigerated potatoes), an approximate 5% price increase in manufactured products and less discounting (via promotional spending). The comparable pounds sold calculation excludes the extra week in 2004. Promotional spending represents sales incentives in the form of "off-invoice" deductions, cooperative advertising programs and coupons, which are all classified as a reduction of net sales. The decrease in promotional spending, which did not significantly lessen sales volume, resulted in a higher net sales price and better profit margins for the products sold.

Hog costs represent the majority of food products segment cost of sales, and the volatile nature of hog costs greatly impacts the profitability of the segment. Compared to a year ago, hog costs increased 33.2% in 2005 and caused cost of sales in the food products segment to increase from 47.3% to 53.9% of sales in 2005 compared to 2004. The significant increase in cost of sales more than offset the increase in net sales, which resulted in a decrease in operating income of $8.2 million, or 47.2%, compared to 2004. Excluding the extra week in 2004, food products operating income decreased $7.7 million or 45.5% in 2005 compared to 2004.

Sales

Consolidated net sales increased $262.2 million, or 21.9%, in 2005 compared to 2004. The 2005 increase was the net result of a $245.4 million increase in restaurant segment sales and a $16.8 million increase in food products segment sales. Impacting the net sales comparison were $238.0 million of sales at Mimi's in 2005 and $22.3 million of sales in 2004 due to the extra week of operations.

Restaurant segment sales accounted for 84.3%, 82.2% and 82.7% of total sales in 2005, 2004 and 2003, respectively.

The $245.4 million additional restaurant sales in 2005 represented a 24.9% increase over 2004 sales, which were 9.1% higher than 2003 sales. Excluding the impact of the extra week in 2004, restaurant sales increased 27.4% in 2005 over 2004 and 7.1% in 2004 over 2003. The increase in restaurant sales in 2005 was mostly the result of the inclusion of Mimi's ($238.0 million in sales for 2005) as well as more restaurants in operation, partially offset by a 3.6% decrease in same-store sales at Bob Evans Restaurants (excluding the impact of the extra week in 2004). Same-store sales at Bob Evans Restaurants increased 1.2% in 2004 (excluding the impact of the extra week in 2004) and decreased 1.4% in 2003. These same-store sales comparisons included average menu price increases of 1.5%, 2.3% and 2.8% in 2005, 2004 and 2003, respectively. Bob Evans Restaurant same-store sales computations for a given year are based on net sales of stores that are open for at least two years prior to the start of that year. Sales of stores to be rebuilt are excluded for all periods in the computation when construction commences on the replacement building. Sales of closed stores are excluded for all periods in the computation.

Additional restaurant sales growth in 2005 was provided by an increase in the number of operating locations: 683 restaurants in operation at the end of 2005 (591 Bob Evans Restaurants and 92 Mimi's restaurants) versus 558 Bob Evans Restaurants at the end of 2004. The 2005 Bob Evans Restaurant openings included further expansion into existing markets for the company, particularly in Ohio, but also with an emphasis on Florida and Pennsylvania. During 2005, four under-performing Bob Evans Restaurants were closed. Mimi's 2005 openings included two stores in each of California, Florida and Missouri, as well as the first stores in Nebraska and Ohio. The chart below summarizes the restaurant openings and closings during the last two years for Bob Evans Restaurants and three quarters for Mimi's:

Bob Evans Restaurants:

	Beginning	*Opened*	*Closed*	*Ending*
Fiscal year 2005				
First quarter	558	11	2	567
Second quarter	567	12	1	578
Third quarter	578	10	1	587
Fourth quarter	587	4	0	591
Fiscal year 2004				
First quarter	523	3	2	524
Second quarter	524	11	0	535
Third quarter	535	12	0	547
Fourth quarter	547	11	0	558

Mimi's Restaurants:

	Beginning	*Opened*	*Closed*	*Ending*
Fiscal year 2005				
First quarter	81	0	0	81
Second quarter	81	3	0	84
Third quarter	84	4	0	88
Fourth quarter	88	4	0	92

Consolidated Restaurants:

	Beginning	*Opened*	*Closed*	*Ending*
Fiscal year 2005				
First quarter	639	11	2	648
Second quarter	648	15	1	662
Third quarter	662	14	1	675
Fourth quarter	675	8	0	683

Carryout and retail sales also contributed to the Bob Evans Restaurant sales increase in 2005. Carryout sales represented 6.4% of Bob Evans Restaurant sales in 2005 compared to 6.3% and 5.8% in 2004 and 2003, respectively. Retail merchandise sales comprised 1.9% of Bob Evans Restaurant sales in 2005 compared to 1.7% in both 2004 and 2003. Sales at Mimi's benefited in 2005 from beer and wine sales, which represented 3.3% of its sales and also from carryout sales, which represented 3.4% of its sales.

Various promotional programs were employed throughout the last few years, including those involving gift cards, children's programs and seasonal menu offerings. The current-year strategy primarily focused on enhancing customers' value perceptions and overall satisfaction. The company has also updated the appearance of many of its Bob Evans Restaurants, of which 10 were rebuilt and approximately 50 remodeled in the past year. Management believes that the enhanced appearance of the restaurants, along with improved value perceptions and seasonal merchandising, will upgrade the Bob Evans concept. For fiscal 2006, the company plans to decrease the growth rate of Bob Evans Restaurants (approximately 20 new locations) and at the same time accelerate the remodeling and rebuilding programs for existing restaurants. In addition, the company expects to increase the number of Mimi's restaurant openings to approximately 15 in fiscal 2006.

Despite various efforts to improve sales at Bob Evans Restaurants, same-store sales comparisons were negative in all months in 2005 except February. Current trends indicate that negative same-store sales comparisons at Bob Evans Restaurants will continue at least through the first quarter of 2006.

Food products segment sales accounted for 15.7%, 17.8% and 17.3% of total sales in 2005, 2004 and 2003, respectively. Food products segment sales increased $16.8 million, or 7.9%, in 2005 versus 2004. Excluding the impact of the extra week in 2004, food products segment sales increased $20.6 million, or 9.9%, in 2005 versus 2004. The 2005 sales increase was reflective of a 5.4% increase in the volume of sausage products sold (calculated using the same products in both periods and excluding both newer products and the extra week in 2004) and an approximate 5% price increase in manufactured products. The increase in volume was reflective of the continued strength of the company's core sausage products and complementary homestyle convenience items (primarily refrigerated potatoes and macaroni and cheese). A $4.9 million decrease in promotional spending, which is netted against sales, also contributed to the increase in sales.

Food products segment sales increased $24.1 million, or 12.8%, in 2004 versus 2003. Excluding the impact of the extra week in 2004, food products segment sales increased $20.3 million, or 10.7%, in 2004 versus 2003. The 2004 sales increase was reflective of a 7.6% increase in the volume of sausage products sold (calculated using the same products in both periods and excluding both newer products and the extra week in 2004). The increase in volume was reflective of the strength in the company's core sausage products, refrigerated potato products and the reformulated Bob Evans Express fully cooked sausage links. A $2.0 million decrease in promotional spending, which is netted against sales, also contributed to the increase in sales.

Cost of Sales

Consolidated cost of sales (cost of materials) was 30.3%, 28.4% and 26.3% of sales in 2005, 2004 and 2003, respectively.

In the restaurant segment, cost of sales (predominantly food cost) was 25.9%, 24.4% and 23.6% of sales in 2005, 2004 and 2003, respectively. The increase was mostly due to the inclusion of Mimi's cost of sales and, to a lesser extent, a higher commodity price environment in the restaurant industry and the impact of initiatives to enhance customers' value perceptions at Bob Evans Restaurants. Mimi's cost of sales is traditionally higher than the cost of sales at Bob Evans Restaurants primarily as a result of a greater portion of sales that are derived from lunch and dinner items, which carry higher food costs, as well as a different positioning strategy (similar to casual theme restaurants) than Bob Evans Restaurants. The initiatives at Bob Evans Restaurants that impacted the cost of sales ratio included increased portion sizes as well as price reductions on several popular menu items.

Food products segment cost of sales was 53.9%, 47.3% and 39.0% of sales in 2005, 2004 and 2003, respectively. These results were reflective of changing hog costs, which averaged $50.60, $37.99 and $26.46 per hundredweight in

2005, 2004 and 2003, respectively. The 2005 average represented a 33.2% increase compared to 2004, and the 2004 average represented a 43.6% increase compared to 2003. The increase in cost of sales also reflects the additional sales of purchased products (e.g. mashed potatoes, frozen entrees, etc.), which tend to have higher cost of sales compared to the products produced internally.

Operating Wage and Fringe Benefit Expenses

Consolidated operating wage and fringe benefit expenses ("operating wages") were 36.4%, 34.9% and 34.8% of sales in 2005, 2004 and 2003, respectively. The operating wage ratio increased in the restaurant segment but decreased in the food products segment.

In the restaurant segment, operating wages were 40.9%, 39.6% and 39.2% of sales in 2005, 2004 and 2003, respectively. The higher wages in 2005 compared to 2004 were the result of an increased focus on customer service initiatives, higher health insurance costs and the fact that wages were not as well leveraged (due to lower-than-expected same-store sales). The increase in 2004 over 2003 was attributable mainly to higher hourly and management wages resulting from increased training costs associated with new store openings.

In the food products segment, operating wages were 12.2%, 13.4% and 14.0% of sales in 2005, 2004 and 2003, respectively. The 2005 decrease was due to better leveraging of costs as a result of increased sales volume, a price increase in manufactured products, and a decrease in promotional spending discussed in the "Sales" section above. The improvement in the operating wages ratio in 2004 was also primarily due to increased sales, which resulted in more leverage of wage expense in 2004 than in 2003.

Other Operating Expenses

Nearly 95% of other operating expenses ("operating expenses") occurred in the restaurant segment in 2005; the most significant components of which were advertising, utilities, restaurant supplies, repair and maintenance, taxes (other than federal and state income taxes), rent and credit card processing fees. Consolidated operating expenses were 16.2%, 14.6% and 15.1% of sales in 2005, 2004 and 2003, respectively. Restaurant segment operating expenses were 18.2%, 16.6% and 17.1% of sales in 2005, 2004 and 2003, respectively. The restaurant operating expense ratios were impacted by the lower-than-expected same-store sales at Bob Evans Restaurants, which resulted in a negative leveraging of operating expenses, as well as the increased rent expense associated with Mimi's, which leases nearly all of its locations. The decrease in 2004 was due to lower utility and advertising expense partially offset by higher costs associated with new restaurant openings.

Food products segment operating expenses as a percent of sales increased to 5.5% in 2005 from 5.3% in 2004. The increase in fiscal 2005 is due to the inclusion of a new production plant in Sulphur Springs, Texas.

Selling, General and Administrative Expenses

The most significant components of selling, general and administrative ("S,G&A") expenses were wages, fringe benefits and food products segment advertising expenses. Consolidated S,G&A expenses represented 7.9%, 8.4% and 9.0% of sales in 2005, 2004 and 2003, respectively. The decrease in fiscal 2005 was due to lower bonus accruals as well as the inclusion of Mimi's, which had an overall lower S,G&A ratio than Bob Evans Restaurants. The decrease as a percentage of sales in 2004 compared to 2003 was due mostly to significantly increased sales in the food products segment, which resulted in improved leverage of S,G&A expenses, as well as less food products segment advertising expenses.

Taxes

The effective federal and state income tax rates were 35.9%, 35.7% and 35.0% in 2005, 2004 and 2003, respectively.

Liquidity and Capital Resources

Cash generated from both the restaurant and food products segments was used as the main source of funds for working capital and capital expenditure requirements in 2005. Cash and equivalents totaled $5.3 million at April 29, 2005. Cash dividends paid represented 45.8% of net income in 2005 and 22.7% of net income in 2004.

Bank lines of credit were used for liquidity needs, capital expansion and purchases of treasury shares during 2005 and 2004. At April 29, 2005, $43 million was outstanding under such arrangements, and unused bank lines of credit available were $57 million. The unsecured revolving lines of credit are renewed annually.

In 2001, the company issued a $40 million unsecured note to a bank to replace an equivalent amount outstanding on its unsecured line of credit. The note bears interest at a fixed rate of 7.35% and matures in May 2008. Required payments are $4.0 million per year of principal plus interest, with a balloon payment of $12.3 million at maturity. At April 29, 2005, $24.3 million was outstanding on this note.

On July 7, 2004, the company established a $183 million short-term committed credit facility with a bank to finance the acquisition of Mimi's. This credit facility was paid in full on July 28, 2004, with the proceeds of a private placement of $190 million in unsecured senior notes. The senior notes mature over a period from July 2007 to July 2016, with a weighted-average interest rate of 4.9% paid quarterly.

Payments of the company's contractual obligations under outstanding indebtedness as of April 29, 2005, are as follows:

	Payments Due By Period (in thousands)				
Contractual Obligations	*Total*	*1 Year and less*	*2-3 Years*	*4-5 Years*	*After 5 Years*
Operating leases	$278,248	$17,784	$34,858	$33,548	$192,058
Long-term debt	$214,333	$ 4,000	$38,000	$66,141	$106,192
Purchase obligations	$ 35,517	$35,517	$ 0	$ 0	$ 0

The company believes that funds needed for capital expenditures, working capital and treasury share purchases during 2006 will be generated internally and from available bank lines of credit. Additional financing alternatives will continue to be evaluated by the company as warranted. At the end of 2005, the company also had $11.8 million in standby letters of credit for self-insurance plans and land development agreements.

At April 29, 2005, the company had contractual commitments for restaurant construction, plant equipment additions and the purchases of land and inventory of approximately $35.5 million. Total capital expenditures for 2006 are expected to approximate $120 million and depreciation and amortization expenses are expected to approximate $77 million. The company plans to open approximately 35 full-service restaurants, comprised of 20 Bob Evans Restaurants and 15 Mimi's restaurants, in fiscal 2006 as well as upgrade various property, plant and equipment in both segments.

The amounts of other contingent commercial commitments by expiration period as of April 29, 2005, are as follows:

	Amount of Commitment Expiration Per Period (in thousands)				
Other Commercial Commitments	*Total Amounts Committed*	*1 Year and less*	*2-3 Years*	*4-5 Years*	*After 5 Years*
Lines of credit	$43,000	$43,000	$ 0	$ 0	$ 0
Standby letters of credit	11,820	11,820	$ 0	$ 0	$ 0
Total commercial commitments	$54,820	$54,820	$ 0	$ 0	$ 0

In 2005, the company received an assessment from the State of Ohio related to corporate franchise tax for fiscal years 1998 through 2003. The company has petitioned the State of Ohio for a reassessment, as the company believes its positions on tax returns filed are correct. However, in the event that the company does not ultimately prevail, management believes that recorded reserves are adequate to meet any future tax-related payments to the State of Ohio.

Critical Accounting Policies

The company's accounting policies are more fully described in Note A of the consolidated financial statements. As discussed in Note A, the consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the company to make estimates and assumptions that affect the amounts reported. Actual results could differ materially from those estimates. The company believes that the following discussion addresses the company's most significant accounting policies, and the following significant accounting policies may involve a higher degree of judgment and complexity.

The company is self-insured for most casualty losses and employee health care claims up to certain stop-loss limits. The company records its best estimate of the remaining cost to settle incurred self-insured casualty losses and employee health care claims. The recorded liability includes estimated reserves for both reported claims and incurred but not reported claims. Casualty loss estimates are based on the results of independent actuarial studies and consider historical claim frequency and severity as well as changes in factors such as business environment, benefit levels, medical costs and the regulatory environment that could impact overall self-insurance costs. The employee health care claims reserve estimate is based on management's review of historical claims paid and the historical time lag between the company's incurred claims and when the claims are paid. The company reviews the time lag periodically throughout the fiscal year. Additionally, a risk margin to cover unforeseen events that may occur over the several years it takes for claims to settle is included in reserves, which increases management's confidence level that the recorded reserve is adequate. Since there are many estimates and assumptions involved in recording insurance liabilities, differences between actual future events and prior estimates and assumptions could result in adjustments to these liabilities. However, management believes that its calculation of insurance liabilities would not change materially under different conditions and/or different methods. Historically, the company has been adequately reserved for self-insured losses and the estimated reserves have proven to be sufficient for actual claims settled. See Note F for a further discussion of the company's insurance programs.

Property, plant and equipment comprise 81% of the company's assets. Depreciation is recognized using the straight-line and accelerated methods in amounts adequate to amortize costs over the estimated useful lives of depreciable assets (see Note A). The company estimates useful lives on buildings and equipment based on historical data and industry norms. Changes in estimated useful lives could have a significant impact on earnings. Additionally, testing for impairment of long-lived assets requires significant management judgment regarding future cash flows, asset lives and discount rates. Changes in estimates could result in future impairment charges.

The company has goodwill totaling $57.4 million and other intangible assets of $57.4 million primarily as a result of the Mimi's acquisition and records the balances in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets.* At the beginning of the fourth quarter of 2005 and 2004, the company completed its annual impairment test required under the provisions of SFAS No. 142. The company determined that no impairment existed and as a result, no impairment losses were recorded in 2005 or 2004.

The company applies the recognition and measurement principles of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for stock options when the exercise price of the options is equal to or greater than the fair market value of the stock at the grant date. Net income in 2005, 2004 and 2003 would have been lower by $5.4 million, $4.1 million and $4.0 million, respectively, if the company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation,* to stock-based compensation plans.

The company estimates certain components of its provision for income taxes. These estimates include, among other items, effective rates for state and local income taxes, allowable tax credits for items such as taxes paid on reported tip income, estimates related to depreciation and amortization expense allowable for tax purposes and the tax deductibility of certain other items. The estimates are based on the best available information at the time that the company prepares the tax provision. The company generally files its annual income tax returns several months after its fiscal year-end. Income tax returns are subject to audit by federal, state and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws.

From time to time in the normal course of business, the company is subject to proceedings, lawsuits and other claims. Management assesses the potential liabilities related to any lawsuits or claims brought against the company. While it is typically very difficult to determine the timing and ultimate outcome of these actions, management uses its best judgment to determine if it is probable that the company will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made. Given the inherent uncertainty related to the eventual outcome of litigation, it is possible that all or some of these matters may be resolved for amounts materially different from any provisions that the company may have made with respect to their resolution.

Management believes that the current reported financial information may not be indicative of future operating results. In addition, some level of business risk and uncertainty is present in any industry; the following documents some of the risks specific to both operating segments.

Restaurant segment business risks include: competition, concentration of Bob Evans Restaurants in the Midwest, same-store sales, labor and fringe benefit expenses, commodity prices, energy prices, restaurant closings, governmental initiatives and other risks such as the economy, weather and consumer acceptance.

The restaurant industry is an intensely competitive environment that will continue to challenge and influence the company's restaurant segment. Competition from restaurants in the quick service, casual dining and family-style categories is significant. Increased numbers of restaurants have provided more options for consumers and have tended to suppress the industry's same-store sales. The industry has seen several restaurant chains struggle to maintain market share and close substantial numbers of locations. The change in same-store sales for Bob Evans Restaurants are as follows: (3.6)%, 1.2% and (1.4)% in 2005, 2004 and 2003, respectively. The impact of same-store sales on overall sales and corresponding profit margins are significant. All restaurants continue to be evaluated by management in order to identify under-performing locations. In 2005, four restaurants were closed due to poor performance. At the beginning of 2006, the company closed an additional three locations due to poor performance. Depending on profitability and factors specific to a location, the company may close additional restaurants in 2006.

A significant portion of the company's Bob Evans Restaurants are concentrated in the Midwest, which has experienced a worse unemployment rate and general economic environment than the country as a whole. Management believes that economic pressures on Bob Evans Restaurants' core customers, who skew older, have impacted the frequency of their visits to Bob Evans Restaurants. These circumstances have impacted Bob Evans Restaurant same-store sales and reduced profitability, particularly compared to the company's more geographically diverse competitors.

Competition for qualified labor eased in 2005 due to overall economic conditions. Increases in federal or state minimum wage rates may have an impact on future wage costs as Congress and state legislatures consider increases to the rates currently in effect.

Food cost increased sequentially in both 2005 and 2004 due in large part to higher commodity prices. The increased food cost has had a negative impact on profitability. Management expects commodity prices to continue to remain relatively high in 2006.

Energy costs were moderate in 2004, but rose significantly in 2005. Management expects higher prices in 2006. The company will closely monitor energy costs and evaluate all options carefully.

Availability of sites and weather conditions generate uncertainty when evaluating future expansion. However, the company plans to open approximately 35 full-service restaurants, including 20 Bob Evans Restaurants and 15 Mimi's restaurants in fiscal 2006 in comparison to 37 Bob Evans Restaurants and 11 Mimi's restaurants in 2005 and 37 Bob Evans Restaurants in 2004. As noted above, the company plans to decrease the growth rate of Bob Evans Restaurants and at the same time accelerate the remodeling and rebuilding programs for existing restaurants in 2006.

Food products segment business risks include: hog costs, governmental initiatives and other risks such as the economy, weather and consumer acceptance. The prices to be paid in the live hog market have always been an uncertainty for the food products segment as was evidenced in the last three years. Hog costs averaged $50.60, $37.99 and $26.46 per hundredweight in 2005, 2004 and 2003, respectively. Trends at the beginning of 2006 lead management to believe that hog costs will be at higher-than-historical levels in 2006, and operating margins will continue to be pressured.

Another uncertainty is the consumer acceptance of new items. Some of the planned introductions in 2006 for the food products segment include a brown sugar and honey sausage link; bacon, egg and cheese burrito; and a frozen large Snackwich twinpack.

The restaurant and food products segments share various risks and uncertainties. Food safety is an issue that has taken precedence: risk of food contamination is an issue focused on by the company at its restaurants as well as in the manufacturing and distribution of its food products. The company has continued its emphasis on quality control programs that limit the company's exposure, including compliance with all aspects of the Hazard Analysis of Critical Control Points program. Increased government initiatives at the local, state and federal levels tend to increase costs and present challenges to management in both segments of the business.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Statements in this report that are not historical facts are forward-looking statements and are based on current expectations. Forward-looking statements involve various important assumptions, risks and uncertainties. Actual results may differ materially from those predicted by the forward-looking statements because of various factors and possible events, including, without limitation:

- Changing business and/or economic conditions, including energy costs
- Competition in the restaurant and food products industries
- Ability to control restaurant operating costs, which are impacted by market changes in the cost or availability of labor and food, minimum wage and other employment laws, fuel and utility costs and general inflation
- Changes in the cost or availability of acceptable new restaurant sites
- Adverse weather conditions in locations where the company operates its restaurants
- Consumer acceptance of changes in menu, price, atmosphere and/or service procedures
- Consumer acceptance of the company's restaurant concepts in new geographic areas
- Changes in hog and other commodity costs

There is also the risk that the company may incorrectly analyze these risks or that the strategies developed by the company to address them will be unsuccessful.

Additional discussion of these factors is included in the company's periodic filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and the company undertakes no obligation to update any forward-looking statement to reflect circumstances or events that occur after the date on which the statement is made. All subsequent written and oral forward-looking statements attributable to the company or any person acting on behalf of the company are qualified by the cautionary statements in this section.

Directors

Larry C. Corbin
Retired Executive Vice President of Restaurant Division,
Bob Evans Farms, Inc.

Daniel E. Evans
Retired Chairman,
Bob Evans Farms, Inc.

Daniel A. Fronk
Retired Senior Executive Vice President and Board Member,
The Ohio Company

Michael J. Gasser
Chairman of the Board and
Chief Executive Officer,
Greif, Inc.

E.W. (Bill) Ingram III
President and Chief Executive Officer,
White Castle System, Inc.

Cheryl L. Krueger
President and Chief Executive Officer,
Cheryl & Co.

G. Robert Lucas
Trustee,
The Jeffrey Trusts

Stewart K. Owens
Chairman of the Board
and Chief Executive Officer,
Bob Evans Farms, Inc.

Robert E.H. Rabold
Retired Chairman,
The Motorists Insurance Group

Executive Officers

Russell W. Bendel
President of Mimi's Café

Scott D. Colwell
Senior Vice President of Marketing

Mary L. Cusick
Senior Vice President of
Investor Relations and
Corporate Communications

Joe L. Gillen
Senior Vice President of
Bob Evans Restaurant Operations

Randall L. Hicks
Executive Vice President of
Bob Evans Restaurant Operations

Stewart K. Owens
Chairman of the Board and
Chief Executive Officer

Donald J. Radkoski
Chief Financial Officer,
Treasurer and Secretary

Tod P. Spornhauer
Senior Vice President of Finance and Controller

Roger D. Williams
Executive Vice President of Food Products Division

Other Senior Officers

Larry R. Beckwith
Senior Vice President of Information Systems

L. Merl Beery
Senior Vice President of Restaurant
Purchasing and Technical Services

R. Earl Beery
Senior Vice President of Food
Products Operations

John F. Curry
Senior Vice President of
Restaurant Development

Anton G. (Skip) Larson
Senior Vice President of Sales,
Food Products Division

Jerry P. Owens
Chairman Emeritus,
Owens Country Sausage

J. Michael Townsley
President and
Chief Operating Officer,
Owens Country Sausage

Stephen A. Warehime
Senior Vice President,
Director of Real Estate

As of July 1, 2005

Corporate Office

Bob Evans Farms, Inc.
3776 S. High St.
Columbus, Ohio 43207
(614) 491-2225
www.bobevans.com

Transfer Agent and Registrar

Bob Evans Farms, Inc.
Attention: Stock Transfer Department
3776 S. High St.
Columbus, Ohio 43207
(614) 492-4952

For online stockholder account access, go to www.bobevans.com. Click on "Investors" and then "Stockholder Account Access."

Contact transfer agent and registrar for information regarding the following:

• Stockholder inquiries such as address changes, transfer of shares, lost certificates and dividends.

• Copies of the annual report and/or Form 10-K at no charge.
The annual report, proxy and Form 10-K are also available in the "Investors" section of the company's Web site, www.bobevans.com. Stockholders of record may elect to receive future proxy materials electronically to expedite delivery and to reduce paper usage and mailing costs. If you would like to enroll in electronic proxy delivery, go to the "Investors" section of our Web site and select "electronic delivery." Next year, you will receive an e-mail with a link to our proxy statement, annual report and electronic voting site.

• Dividend Reinvestment and Stock Purchase Plan
Stockholders of record may reinvest their cash dividends in additional shares of Bob Evans Farms, Inc. common stock at market price without the payment of brokerage commissions, service charges and other expenses. Stockholders may also make voluntary cash payments through check, money order or automatic monthly fund transfers at market price. Individuals who are not currently stockholders may make a limited initial investment. A prospectus and enrollment form may also be obtained from the company's Web site, www.bobevans.com, in the "Investors" section under "DRIP and Stock Purchase Plans."

• Direct Dividend Deposit Program
Stockholders may have their quarterly dividends deposited to their bank accounts on the payment date for immediate access to their dividends.

[illegible]

Contact Mary Cusick, senior vice president of investor relations and corporate communications, at (614) 492-4920.

Stock Listing

Trading symbol BOBE on the Nasdaq National Market

Annual Meeting of Stockholders

Monday, Sept. 12, 2005, 9 a.m. at the Southern Theatre, 21 E. Main St., Columbus, Ohio

Quarterly Earnings

Bob Evans Farms plans to report 2006 quarterly results in mid-August, mid-November, mid-February and early June. Specific release dates and information regarding conference calls and webcasts during which the earnings will be discussed are available in the "Investors" section of the company's Web site, www.bobevans.com.

[illegible]

Ernst & Young LLP
1100 Huntington Center
41 S. High St.
Columbus, Ohio 43215

[illegible]

Vorys, Sater, Seymour and Pease LLP
52 E. Gay St.
P.O. Box 1008
Columbus, Ohio 43216-1008

[illegible]

For access to the latest Bob Evans Farms, Inc. earnings and dividend news releases and general information, please refer to the company's Web site, www.bobevans.com. Board committee charters, governance principles and the company's Code of Conduct are also available on the Web site in the "Investors" section under "Corporate Governance."







Bob Evans
FARMS®

3776 S. HIGH ST.
COLUMBUS, OHIO 43207
(614) 491-2225
www.bobevans.com